UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION


_____________________________________________
                                             :
          In the Matter of                   :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
          1 Riverside Plaza                  :     NOTIFICATION
        Columbus, Ohio 43215                 :         NO. 1
                                             :
             (70-8779)                       :
                                             :
(Public Utility Holding Company Act of 1935) :
_____________________________________________:


     AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated September 13, 1996, HCAR No. 35-26572, certifies that:

     1.   In connection with two New Subsidiaries, AEP Power
Marketing, Inc. and AEP Energy Solutions, Inc., formed by American, the following exhibits are filed herewith:

     1(a)      AEP Power Marketing, Inc. charter and bylaws

     1(b)      AEP Energy Solutions, Inc. charter and bylaws

     1(c)      Application to the FERC relating to AEP Power
               Marketing, Inc.

     1(d)      Order of the FERC relating to AEP Power Marketing,
               Inc.

     1(e) Joint Application of Appalachian Power Company and Wheeling Power Company, associate companies of American, to the West Virginia Public Service Commission regarding transactions with the New Subsidiaries

     1(f) Application of Appalachian Power Company, an associate company of American, to the Virginia
               State Corporation Commission regarding transactions with the New Subsidiaries

     2. Quarter-end balance sheets, three-month and twelve-month income and cash flow statements are not available because neither company was active during the quarter.

     3. American has neither issued guarantees nor assumed any liabilities on behalf of the New Subsidiaries.

     4. No services were obtained from associate companies during the quarter.

     This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                        AMERICAN ELECTRIC POWER COMPANY, INC.


                         By:     /s/ A. A. Pena
                              Treasurer

November 22, 1996



                                                     Exhibit 1(a)


                    ARTICLES OF INCORPORATION
                               OF
                    AEP POWER MARKETING, INC.


          I, the undersigned subscriber, desiring to form a corporation pursuant to Chapter 1701 of the Ohio Revised Code and the acts amendatory thereof and supplemental thereto, do hereby subscribe the following Articles of Incorporation:

          FIRST:    The name of the corporation (hereinafter called
the corporation) is AEP POWER MARKETING, INC.

          SECOND:   The place in the State of Ohio where the
principal office of the corporation is to be located is 1 Riverside Plaza, Columbus, Franklin County, Ohio 43215.

          THIRD:    The purpose or purposes for which the
corporation is formed is to engage in any lawful act or activity for which corporations may be formed under Chapter 1701 of the Ohio Revised Code.

          FOURTH:   The authorized number of shares of the
corporation is eight hundred fifty (850), all of which are of a par value of One Dollar ($1.00) and are of the same class and are to be common shares. The holders of the common shares shall be entitled to one vote per share upon all matters presented to the shareholders. Any action to be taken by the shareholders of the corporation under any provision of Chapter 1701 of the Ohio Revised Code which would require the affirmative vote of two-thirds of the voting power of the corporation unless otherwise provided in the Articles of Incorporation may be taken by the affirmative vote of the majority of the voting power of the corporation.

          FIFTH:    Any regular or special meeting of the
shareholders or of the directors of the corporation may be held within or without the State of Ohio.

          IN WITNESS WHEREOF, I have subscribed these Articles of
Incorporation this 22nd day of July, 1996.



                                 /s/ David C. House
                              David C. House




                       CODE OF REGULATIONS

                               OF

                    AEP POWER MARKETING, INC.


                            ARTICLE I
                             OFFICES

     SECTION 1. Principal Office. The principal office of the corporation shall be located at 1 Riverside Plaza, Columbus, Ohio
43215.

     SECTION 2. Other Offices. In addition to its principal office, the corporation may also have offices at such other places within or without the State of Ohio as the Board of Directors may from time to time determine.

                           ARTICLE II
                        PLACE OF MEETINGS

     Special meetings of the shareholders and regular and special meetings of the Board of Directors may be held at any place or places within or without the State of Ohio.

                           ARTICLE III
                    MEETINGS OF SHAREHOLDERS

     SECTION 1. Annual Meeting. The annual meeting of the shareholders of the corporation for the purpose of electing directors and transacting such other business as may properly come before the meeting shall be held at the principal office of the corporation on the second Tuesday in February of each year, if not a legal holiday, but if a legal holiday, then on the next business day following.

     Upon due notice there may also be considered and acted upon at an annual meeting any matter which could properly be considered and acted upon at a special meeting.

     At the annual meeting, or any other meeting of the stockholders at which directors are to be elected, the officers of the corporation shall lay before the shareholders a statement of profit and loss and a balance sheet containing a summary of the assets and liabilities, a summary of profits earned, dividends paid and other changes in the surplus account of the corporation, made up to a date not more than four months before said meeting, from the date up to which the last preceding statement, account and balance sheet were made up. A certificate, signed by the Chairman of the Board, the President or a Vice-President and by the Treasurer or an Assistant Treasurer, or by a public accountant or firm of public accountants, shall be appended to such statement of profit and loss and such balance sheet, stating that they are true and correct and that they exhibit a fair view of the state of the corporation's affairs according to its books.

     The officers of the corporation shall, upon the written request of any shareholder made after notice of any such meeting, forthwith mail to such requesting shareholder a copy of such statement of profit and loss and balance sheet.

     SECTION 2.  Special Meetings.  After notice given pursuant to
Section 3 of this Article III, special meetings of the shareholders may be held at any time upon call of the Chairman of the Board, the President, a Vice-President, the Secretary, an Assistant Secretary, a majority of the Board of Directors acting with or without a meeting, or of the persons who hold shares entitling them to exercise twenty-five percent (25%) of the voting power of all the shares outstanding and entitled to vote thereat or as provided in the Articles of Incorporation. Such call shall state the time, place and purposes of the meeting.

     SECTION 3. Notice of Meeting. Notice in writing of each annual or special meeting of shareholders shall be given by the Secretary or the officer performing his duties, stating the time and place and the purposes thereof, and a copy of such notice shall be served upon or mailed to each shareholder of record entitled to vote or entitled to notice, not more than sixty (60) days nor less than ten
(10) days before any such meeting. If mailed, it shall be directed to a shareholder at his address as it appears upon the records of the corporation.

     All notices with respect to any shares issued to persons as joint tenants may be given to whichever of such persons is named first on the books of the corporation and notice so given shall be sufficient notice to all such persons.

     Every person who by operation of law, transfer, or by any other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which previously to the entry of his name and address upon the books of the corporation as the registered holder of such share shall have been given to the person from whom he derives the title to such share. In the event of the transfer of shares after notice has been given and prior to the holding of the meeting, it shall not be necessary to serve notice upon the transferee. If any meeting, annual or special, is adjourned to another time or place, no further notice as to such adjourned meeting need be given other than by announcement at the meeting at which such adjournment is taken.

     SECTION 4. Waiver of Notice. Any shareholder, either before or after any meeting, may waive in writing any notice required to be given by law or under the Articles or under these Regulations; and whenever all of the shareholders entitled to vote shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any action may be taken.

     SECTION 5. Record Date. Closing Books. The Board of Directors may fix a date not exceeding sixty (60) days preceding the date of any meeting of shareholders or any dividend payment date or any date for the allotment of rights as a record date for the determination of the shareholders entitled to notice of such meeting or to vote thereat or to receive such dividends or rights as the case may be, and may close the books of the corporation against transfer of shares during the whole or any part of such period including the time of such meeting of the shareholders and any adjournments thereof. If the Board of Directors shall not fix such record dates as aforesaid or close the books against transfer, the shareholders of record at the close of business on the 15th day prior to the date of such meeting or the date fixed to receive a dividend or right shall be the shareholders entitled to notice of such meeting and entitled to vote thereat and/or to receive such dividends or rights as the case may be.

     At any meeting of shareholders a list of shareholders entitled to vote, alphabetically arranged, showing the number and classes of shares held by each on the date fixed or established for closing the books against transfers or the record date fixed or established, as provided in this Section, certified by the Secretary of the corporation, may be produced by such Secretary, and shall be produced on the request of any shareholder, and such list shall be prima facie evidence of the ownership of shares and of the right of shareholders to vote at such meeting.

     SECTION 6. Quorum. At any meeting, the holders of shares entitling them to exercise a majority of the voting power of the corporation, present in person or represented by proxy, shall constitute a quorum for all purposes, except as set forth in the Articles or as otherwise provided by law. At any meeting at which a quorum is present, all questions and business which shall come before the meeting shall be determined by the vote of the holders of shares entitling them to exercise a majority of the voting power of the shares represented by shareholders present in person or by proxy except when a different proportion is required by law, the Articles or these Regulations. At any meeting, whether a quorum is present or not, the holders of shares entitling them to exercise a majority of the voting power of the shares represented by shareholders present in person or by proxy may adjourn from time to time and from place to place without notice other than by announcement at the meeting; provided, however, that such adjournment shall not preclude any class of shareholders from taking any action which they may be entitled to take pursuant to the provisions of the Articles.

     SECTION 7. Proxies. Any shareholder of record, entitled to attend a shareholders' meeting or to vote thereat or to assent or give consents in writing, may be represented at such meeting or vote thereat or assent or give consents in writing, as the case may be, or exercise any other of his rights, by proxy or proxies which, executed as hereinafter provided, shall be filed with the Secretary of the corporation at or before such meeting.

     The instrument appointing a proxy shall be in writing and signed by the person making the appointment. A copy of a telegram, cablegram, wireless message or photogram appearing to have been transmitted by a shareholder, or a photographic, photostatic or other reproduction of a writing appearing to have been signed by a shareholder, appointing a proxy or proxies, shall be deemed to be and may be accepted and recognized as a sufficient proxy writing.

     No appointment of a proxy shall be valid after the expiration of eleven months after it is made, unless the writing specifies the date on which it is to expire or the length of time it is to continue in force.

     The person so appointed need not be a shareholder. A vote in accordance with the terms of a proxy shall be valid notwithstanding the previous death or incapacity of the principal or revocation of his appointment or the transfer of shares voted, unless notice in writing of such death, incapacity, revocation or transfer shall have been received at the office of the corporation at least twenty-four hours before the meeting. The presence of a shareholder at a meeting shall not operate to revoke a proxy given by him unless and until notice of such revocation is given to the corporation in writing or in open meeting.

     SECTION 8. Inspectors of Election. The Board of Directors of the corporation may, by resolution adopted at a meeting of the Board of Directors held in advance of any meeting of shareholders, appoint three Inspectors of Election to act at such meeting of shareholders or any adjournment thereof. If Inspectors of Election are not so appointed, the officer or person acting as chairman of any such shareholders' meeting shall make such appointment. In case any person appointed as an Inspector of Election shall fail or refuse to appear or to act, the vacancy may be filled by appointment made at the shareholders' meeting by the officer or person acting as chairman.

     The decision, act or certificate of a majority of the Inspectors of Election shall be effective in all respects as the decision, act or certificate of all.

     The Inspectors of Election shall determine the number of shares outstanding, the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes, ballots, assents or consents, hear and determine all challenges and questions in any way arising in connection with the vote, count and tabulate all votes, assents and consents, determine and announce the result, and do such as may be proper to conduct the election or vote with fairness to all shareholders of the corporation.

     On request, the Inspectors of Election shall make a report in writing of any challenge, question or matter determined by them and make and execute a certificate of any fact found by them.

     Any certificate of the Inspectors of Election shall be prima facie evidence of the facts stated therein and of the vote as certified by them.

     No Inspector of Election need be a shareholder of the corporation.

                           ARTICLE IV
                            DIRECTORS

     SECTION 1. Number of Directors. The number of directors of the corporation shall be not less than three (3), provided that where all shares of the corporation are owned of record by one or two shareholders, the number of directors may be less than three but not less than the number of shareholders. The number of directors determined within the limits aforesaid may be increased or reduced by action of the Board of Directors upon the vote of a majority of the Board at a meeting or by action without a meeting or by the vote of the holders of record of shares entitling them to exercise a majority of the voting power present in person or by proxy at any meeting for the election of directors.

     SECTION 2. Election of Directors. The election of directors shall take place at the annual meeting of shareholders, but if the annual meeting is not held or directors are not elected thereat or if a class of shareholders become entitled to the election of directors pursuant to the provisions of the Articles, they may be elected at a special meeting called and held for that purpose.

     Within sixty days after his election, each director shall qualify either (a) by accepting in writing his election as a director, or (b) by acting at a meeting of the Board of Directors.

     SECTION 3. Term of Office. Subject to the provisions of the Articles, directors shall hold office for one year and until their successors are elected and qualified.

     Directors need not be shareholders of the corporation.

     SECTION 4. Vacancies. Subject to the provisions of the Articles, the remaining directors, though less than a majority of the whole Board, may by a vote of a majority of this number fill any vacancy in the Board of Directors and the person so elected shall hold office until an election to fill such vacancy is had. Subject to the provisions of the Articles, shareholders entitled to elect directors shall have the right to fill any vacancy in the Board (whether the same has been temporarily filled by the remaining directors or not) at any meeting of the shareholders called for that purpose, and any director elected at any such meeting of the shareholders shall serve until the next annual meeting of shareholders and until his successor is chosen.

     Within the meaning of this section a vacancy or vacancies shall be deemed to exist in case the shareholders shall increase the authorized number of directors but shall fail at the meeting at which such increase is authorized or an adjournment thereof, to elect the additional directors so provided for, or in case the shareholders fail at any time to elect the full number of authorized directors.

                            ARTICLE V
          POWERS AND MEETINGS OF THE BOARD OF DIRECTORS

     SECTION 1. General Powers of Board. The powers and capacity of the corporation shall be vested in and its authority shall be exercised, its business and affairs conducted and its property controlled by the Board of Directors, subject nevertheless to the Articles and these Regulations.

     SECTION 2. Other Powers. Without prejudice to the general powers conferred by or implied in the last preceding section, the directors, acting as a Board, shall have power,

     (a) To fix, define and limit the powers and duties of all officers;

     (b)  To fix the salaries of all officers;

     (c) To appoint, and at their discretion to remove, or suspend, such subordinate officers, assistants, managers, agents and employees as the directors may from time to time think fit and to determine their duties and fix their compensation;

     (d) To require any officer, agent or employee of the corporation to furnish a bond for faithful performance in such amount and with such sureties as they may approve;

     (e) To designate a depositary or depositaries of the funds of the corporation and the officer or officers or other persons who shall be authorized to sign notes, checks, drafts, contracts, deeds, mortgages, and other instruments on behalf of the corporation;

     (f) To appoint and remove transfer agents and/or registrars for the corporation's shares;

     (g) To authorize the payment of compensation to the Directors for services to the corporation, including fees for attendance at meetings of the Board of Directors, and to determine the amount of such compensation and fees.

     SECTION 3.     Meetings of the Board.   A meeting of the Board of
Directors may be held immediately following the adjournment of each shareholders' meeting at which directors are elected, and notice of such meeting need not be given.

     The Board of Directors may, by resolution, provide for other regular meetings of the Board.

     Special meetings of the Board of Directors may be held at any time upon call of the Chairman of the Board, the President, a Vice-President, or any two members of the Board.

     Notice in writing of meetings of the Board of Directors shall be delivered personally to each director or sent to each director by mail, telegram, cablegram or radiogram at least two (2) days prior to the meeting, but such notice may be waived by any director either before or after the holding thereof. The notice need not specify the purpose of the meeting. Unless otherwise indicated in the notice thereof, any business may be transacted at any regular or special meeting.

     Meetings of the Board of Directors may be held at its principal office or at any other place or places within or without the State of Ohio.

     Meetings of the Board shall be presided over the Chairman of the Board, or, in his absence, by the President, or, in the absence of both, by a Vice-President, or, if none of such officers is present, by a chairman to be elected at the meeting. The Secretary of the corporation shall act as Secretary of such meeting if present. In his absence the chairman may appoint a Secretary.

     SECTION 4. Quorum. A majority of the Board of Directors shall constitute a quorum for the transaction of business, provided that whenever less than a quorum is present at the time and place appointed for any meeting of the Board, a majority of those present may adjourn the meeting from time to time without notice other than by announcement at the meeting until a quorum shall be present.

                           ARTICLE VI
                            OFFICERS

     SECTION 1. General Provisions. The Board of Directors shall choose a President, a Secretary and a Treasurer and may also choose a Chairman of the Board, one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers and such other officers as may be deemed necessary. The Chairman of the Board, if any, shall be, but the other officers may or may not be, chosen from among the members of the Board of Directors. Any two or more of such offices, other than that of President and Vice President, Secretary and Assistant Secretary, or Treasurer and Assistant Treasurer, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity.

     SECTION 2. Term of Office. The officers of the corporation shall hold office during the pleasure of the Board of Directors and unless sooner removed by the Board of Directors, until the organization meeting of the Board of Directors following the date of their election or until their successors are chosen and qualified.

     The Board of Directors may remove any officer at any time with or without cause, by a majority vote.

     A vacancy in any office, however created, shall be filled by the Board of Directors.

     SECTION 3. Duties of Officers. The officers of the corporation shall have such duties as usually pertain to their offices, except as modified by the Board of Directors and shall also have such other powers and duties as may be conferred or enjoined upon them by the Board of Directors or by law.

                           ARTICLE VII
                 EXECUTIVE AND OTHER COMMITTEES

     The Board of Directors may create an executive committee or any other committee or committees of the Board, and may authorize the delegation to any such committee of any of the powers of the Board and may define the extent to which such powers may be delegated.

     Any such committee shall be composed of members of and shall be appointed by the Board of Directors to serve until otherwise ordered, and any such committee shall act only in the intervals between meetings of the Board of Directors and shall be subject at all times to the control and direction of the Board of Directors.

     Unless otherwise provided in the Regulations or ordered by the Board of Directors, any such committee may act by a majority of its members at a meeting or by a writing signed by all its members.

     An act, or authorization of an act, by any such committee within the scope of the power delegated to it, shall be as effective for all purposes as the act or authorization of the Board of Directors.

                          ARTICLE VIII
                    TRANSACTIONS OF DIRECTORS

     A director of this corporation shall not be disqualified by his office from dealing or contracting with this corporation either as a vendor, purchaser, or otherwise, nor shall any transaction, action or contract of this corporation be void or voidable with respect to the corporation by reason of the fact that any director or any firm of which any director is a member or any corporation of which any director is a shareholder or director, is in any way interested in such transaction, action or contract, provided that such transaction, action or contract is or shall be authorized, ratified or approved either (1) by a vote of a majority of a quorum of the Board of Directors without counting in such majority of a quorum any director so interested or member of a firm so interested or a shareholder or director of a corporation so interested, or (2) by a vote at any stockholders' meeting of the holders of record of shares entitled to exercise a majority of the voting power of all the outstanding shares of stock of this corporation entitled to vote or by writing or writings signed by holders of shares entitled to exercise such a majority of voting power, or if such transaction, action or contract is fair as to the corporation as of the time it is authorized or approved by the directors or the shareholders; nor shall any director be liable to account to this corporation for any profits realized by him from or through any such transaction, action or contract of this corporation authorized, ratified or approved as aforesaid by reason of the fact that he or any firm of which he is a member or any corporation of which he is a shareholder or director, was interested in such transaction, action or contract. Nothing herein contained shall create any liability in the events above described or prevent the authorization, ratification or approval of such transactions, actions or contracts in any other manner provided by law; nor shall anything herein be considered as in any way affecting the rights of the corporation or of any person interested, on account of any fraud in connection with any such transaction, action or contract.

                           ARTICLE IX
                         INDEMNIFICATION

     SECTION 1. Actions by Third Parties. To the fullest extent permitted by law, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (formal or informal), whether civil, criminal, administrative, or investigative, including all appeals (other than an action, suit or proceeding by or in the right of the corporation) by reason of the fact that such person, such person's testator or intestate, is or was a director, officer, employee or agent of the corporation, or of any subsidiary or affiliate of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, partner, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses
(including attorney's fees), judgments, decrees, fines (including excise taxes), penalties, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding and all expenses and attorney's fees incurred in successfully asserting a claim for indemnification pursuant to this Section 1, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his or her conduct was unlawful

     SECTION 2. Actions By or In the Right of the Corporation. To the fullest extent permitted by law, the corporation shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action or suit, including all appeals, by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person, such person's testator or intestate, is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, partner, employee, member, manager or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit and all expenses and attorney's fees incurred in successfully asserting a claim for indemnification pursuant to this Section 2, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

     (a) any claim, issue, or matter as to which such person is finally adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

     (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio
Revised Code.

     SECTION 3. Method of Determining Whether Standards for Indemnification Have Been Met. In any case in which a director, officer, employee or agent of the corporation (or a representative of the estate of such director, officer, employee or agent) requests indemnification, upon such person's request the Board of Directors shall meet within sixty (60) days thereof to determine whether such person is eligible for indemnification in accordance with the standards set forth in Sections 1 and 2 of this Article IX. Such determination shall be made as follows:

     (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit or proceeding in respect of which indemnification is sought; or

     (b) if the quorum described in division (a) of this Section 3 is not obtainable or if a majority vote of such quorum so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified, within the past five years; or

     (c)  by the shareholders; or

     (d) by the court of common pleas or the court in which such action, suit or proceeding was brought; or

     (e) if the person seeking indemnification is neither a director nor an officer of the corporation, by the Chairman of the Board.

Notification of any determination made by the disinterested directors under division (a) of this Section 3 or by independent legal counsel under division (b) of this Section 3 shall be delivered as required by the Ohio Revised Code. Notwithstanding the foregoing, a determination of eligibility for indemnification may be made in any manner permitted by law.

     SECTION 4. Advancement of Expenses. To the fullest extent permitted by law, the corporation shall promptly advance expenses, including attorney's fees, as they are incurred by any person who was or is a party or threatened to be made a party to any threatened, pending, or completed action, suit or proceeding (formal or informal), whether civil, criminal, administrative or investigative, including all appeals and whether by or in the right of the corporation or otherwise, by reason of the fact that such person, such person's testator or intestate, is or was a director, officer, employee or agent of the corporation, or of any subsidiary or affiliate of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, partner, employee, member, manager or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, employee benefit plan, or other enterprise, upon request of such person and receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay amounts advanced to the extent that is ultimately determined that such person was not eligible for indemnification in accordance with the standards set forth in Sections 1 and 2 of this Article IX.

     SECTION 5. Contract rights; Non-exclusivity of Indemnification; ContractualIndemnification. The foregoing provisions of this Article IX shall be deemed to be a contract between the corporation and each director, officer, employee or agent of the corporation, or its subsidiaries or affiliates, and any modification or repeal of this Article IX or such provisions of the Ohio General Corporation Law shall not diminish any rights or obligations existing prior to such modification or repeal with respect to any action or proceeding theretofore or thereafter brought; provided, however, that the right of indemnification provided in this Article IX shall not be deemed exclusive of any other rights to which any director, officer, employee or agent of the corporation may now be or hereafter become entitled apart from this Article IX, under any applicable law including the Ohio General Corporation Law.
Irrespective of the provisions of this Article IX, the Board of Directors may, at any time or from time to time, approve indemnification of directors, officers, employees or agents to the full extent permitted by the Ohio General Corporation Law at the time in effect, whether on account of past or future actions or transactions. Notwithstanding the foregoing, the corporation shall enter into such additional contracts providing for indemnification and advancement of expenses with directors, officers or employees of the corporation or its subsidiaries or affiliates as the Board of Directors shall authorize, provided that the terms of any such contract shall be consistent with the provisions of the Ohio
General Corporation Law.

     SECTION 6. Miscellaneous Provisions. As used in this Article IX, the term "employee" shall include, without limitation, any employee, including any professionally licensed employee, of the corporation. Such term shall also include, without limitation, any employee, including any professionally licensed employee, of a subsidiary or affiliate of the corporation who is acting on behalf of the corporation.

     The indemnification provided by this Article IX shall be limited with respect to directors, officers and controlling persons to the extent provided in any undertaking entered into by the corporation or its subsidiaries or affiliates, as required by the Securities and Exchange Commission pursuant to any rule or regulation of the Securities and Exchange Commission now or hereafter in effect.

     The corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person described in this Article IX against any liability which may be asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this
Article IX or otherwise.

     If any provision of this Article IX shall be found to be invalid or limited in application by reason of any law, regulation or proceeding, it shall not affect any other provision or the validity of the remaining provisions hereof.

     The provisions of this Article IX shall be applicable to claims, actions, suits or proceedings made, commenced or pending after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.

                            ARTICLE X
                     CERTIFICATES FOR SHARES

     SECTION 1. Form and Execution. Certificates for shares, certifying the number and class of fully paid shares owned, shall be issued to each shareholder in such form as shall be approved by the Board of Directors. Such certificates shall be signed by the Chairman of the Board, the President or a Vice-President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer; provided, however, that if such certificates are countersigned by a transfer agent, who is not an employee of the corporation, and by a registrar, the signatures of any such officers of the corporation and the seal of the corporation upon such certificates may be facsimiles, engraved, stamped or printed. In case any officer or officers who shall have signed or whose facsimiles signature or signatures shall have been used, printed or stamped on any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates, when authenticated by the endorsement thereon of the signature of a transfer agent or registrar, may nevertheless be adopted and used by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the corporation.

     SECTION 2. Lost, Mutilated or Destroyed Certificates: If any certificate for shares is lost, mutilated or destroyed, the Board of Directors may authorize the issue of a new certificate in place thereof upon such terms and conditions as it may deem advisable. The Board of Directors in its discretion may refuse to issue such new certificate, save upon the order of a court having jurisdiction.

                           ARTICLE XI
                           FISCAL YEAR

     The fiscal year of the corporation shall end on the thirty-first day of December in each year, or on such other day as may be fixed from time to time by the Board of Directors.

                           ARTICLE XII
                              SEAL

     The seal of the corporation shall be circular in form with the words "AEP Power Marketing, Inc.", and the date "1996" surrounding the words "Corporate Seal". If deemed advisable by the Board of Directors, duplicate seals may be provided and kept for the necessary purposes of the corporation.

                          ARTICLE XIII
                           AMENDMENTS

     This Code of Regulations may be changed, added to, amended, or repealed at any meeting of shareholders called for that purpose by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power on such proposal, or without a meeting, by the written consent of holders of record of shares entitling them to exercise two-thirds (2/3) of the voting power on such proposal.



                                                     Exhibit 1(b)


                    ARTICLES OF INCORPORATION
                               OF
                   AEP ENERGY SOLUTIONS, INC.


          I, the undersigned subscriber, desiring to form a corporation pursuant to Chapter 1701 of the Ohio Revised Code and the acts amendatory thereof and supplemental thereto, do hereby subscribe the following Articles of Incorporation:

          FIRST:    The name of the corporation (hereinafter called
the corporation) is AEP ENERGY SOLUTIONS, INC.

          SECOND:   The place in the State of Ohio where the
principal office of the corporation is to be located is 1 Riverside Plaza, Columbus, Franklin County, Ohio 43215.

          THIRD:    The purpose or purposes for which the
corporation is formed is to engage in any lawful act or activity for which corporations may be formed under Chapter 1701 of the Ohio Revised Code.

          FOURTH:   The authorized number of shares of the
corporation is eight hundred fifty (850), all of which are of a par value of One Dollar ($1.00) and are of the same class and are to be common shares. The holders of the common shares shall be entitled to one vote per share upon all matters presented to the shareholders. Any action to be taken by the shareholders of the corporation under any provision of Chapter 1701 of the Ohio Revised Code which would require the affirmative vote of two-thirds of the voting power of the corporation unless otherwise provided in the Articles of Incorporation may be taken by the affirmative vote of the majority of the voting power of the corporation.

          FIFTH:    Any regular or special meeting of the
shareholders or of the directors of the corporation may be held within or without the State of Ohio.

          IN WITNESS WHEREOF, I have subscribed these Articles of
Incorporation this 24th day of September, 1996.


                                 /s/ David C. House
                              David C. House



                       CODE OF REGULATIONS

                               OF

                   AEP ENERGY SOLUTIONS, INC.


                            ARTICLE I
                             OFFICES

     SECTION 1. Principal Office. The principal office of the corporation shall be located at 1 Riverside Plaza, Columbus, Ohio
43215.

     SECTION 2. Other Offices. In addition to its principal office, the corporation may also have offices at such other places within or without the State of Ohio as the Board of Directors may from time to time determine.

                           ARTICLE II
                        PLACE OF MEETINGS

     Special meetings of the shareholders and regular and special meetings of the Board of Directors may be held at any place or places within or without the State of Ohio.

                           ARTICLE III
                    MEETINGS OF SHAREHOLDERS

     SECTION 1. Annual Meeting. The annual meeting of the shareholders of the corporation for the purpose of electing directors and transacting such other business as may properly come before the meeting shall be held at the principal office of the corporation on the second Tuesday in February of each year, if not a legal holiday, but if a legal holiday, then on the next business day following.

     Upon due notice there may also be considered and acted upon at an annual meeting any matter which could properly be considered and acted upon at a special meeting.

     At the annual meeting, or any other meeting of the stockholders at which directors are to be elected, the officers of the corporation shall lay before the shareholders a statement of profit and loss and a balance sheet containing a summary of the assets and liabilities, a summary of profits earned, dividends paid and other changes in the surplus account of the corporation, made up to a date not more than four months before said meeting, from the date up to which the last preceding statement, account and balance sheet were made up. A certificate, signed by the Chairman of the Board, the President or a Vice-President and by the Treasurer or an Assistant Treasurer, or by a public accountant or firm of public accountants, shall be appended to such statement of profit and loss and such balance sheet, stating that they are true and correct and that they exhibit a fair view of the state of the corporation's affairs according to its books.

     The officers of the corporation shall, upon the written request of any shareholder made after notice of any such meeting, forthwith mail to such requesting shareholder a copy of such statement of profit and loss and balance sheet.

     SECTION 2.  Special Meetings.  After notice given pursuant to
Section 3 of this Article III, special meetings of the shareholders may be held at any time upon call of the Chairman of the Board, the President, a Vice-President, the Secretary, an Assistant Secretary, a majority of the Board of Directors acting with or without a meeting, or of the persons who hold shares entitling them to exercise twenty-five percent (25%) of the voting power of all the shares outstanding and entitled to vote thereat or as provided in the Articles of Incorporation. Such call shall state the time, place and purposes of the meeting.

     SECTION 3. Notice of Meeting. Notice in writing of each annual or special meeting of shareholders shall be given by the Secretary or the officer performing his duties, stating the time and place and the purposes thereof, and a copy of such notice shall be served upon or mailed to each shareholder of record entitled to vote or entitled to notice, not more than sixty (60) days nor less than ten
(10) days before any such meeting. If mailed, it shall be directed to a shareholder at his address as it appears upon the records of the corporation.

     All notices with respect to any shares issued to persons as joint tenants may be given to whichever of such persons is named first on the books of the corporation and notice so given shall be sufficient notice to all such persons.

     Every person who by operation of law, transfer, or by any other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which previously to the entry of his name and address upon the books of the corporation as the registered holder of such share shall have been given to the person from whom he derives the title to such share. In the event of the transfer of shares after notice has been given and prior to the holding of the meeting, it shall not be necessary to serve notice upon the transferee. If any meeting, annual or special, is adjourned to another time or place, no further notice as to such adjourned meeting need be given other than by announcement at the meeting at which such adjournment is taken.

     SECTION 4. Waiver of Notice. Any shareholder, either before or after any meeting, may waive in writing any notice required to be given by law or under the Articles or under these Regulations; and whenever all of the shareholders entitled to vote shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any action may be taken.

     SECTION 5. Record Date. Closing Books. The Board of Directors may fix a date not exceeding sixty (60) days preceding the date of any meeting of shareholders or any dividend payment date or any date for the allotment of rights as a record date for the determination of the shareholders entitled to notice of such meeting or to vote thereat or to receive such dividends or rights as the case may be, and may close the books of the corporation against transfer of shares during the whole or any part of such period including the time of such meeting of the shareholders and any adjournments thereof. If the Board of Directors shall not fix such record dates as aforesaid or close the books against transfer, the shareholders of record at the close of business on the 15th day prior to the date of such meeting or the date fixed to receive a dividend or right shall be the shareholders entitled to notice of such meeting and entitled to vote thereat and/or to receive such dividends or rights as the case may be.

     At any meeting of shareholders a list of shareholders entitled to vote, alphabetically arranged, showing the number and classes of shares held by each on the date fixed or established for closing the books against transfers or the record date fixed or established, as provided in this Section, certified by the Secretary of the corporation, may be produced by such Secretary, and shall be produced on the request of any shareholder, and such list shall be prima facie evidence of the ownership of shares and of the right of shareholders to vote at such meeting.

     SECTION 6. Quorum. At any meeting, the holders of shares entitling them to exercise a majority of the voting power of the corporation, present in person or represented by proxy, shall constitute a quorum for all purposes, except as set forth in the Articles or as otherwise provided by law. At any meeting at which a quorum is present, all questions and business which shall come before the meeting shall be determined by the vote of the holders of shares entitling them to exercise a majority of the voting power of the shares represented by shareholders present in person or by proxy except when a different proportion is required by law, the Articles or these Regulations. At any meeting, whether a quorum is present or not, the holders of shares entitling them to exercise a majority of the voting power of the shares represented by shareholders present in person or by proxy may adjourn from time to time and from place to place without notice other than by announcement at the meeting; provided, however, that such adjournment shall not preclude any class of shareholders from taking any action which they may be entitled to take pursuant to the provisions of the Articles.

     SECTION 7. Proxies. Any shareholder of record, entitled to attend a shareholders' meeting or to vote thereat or to assent or give consents in writing, may be represented at such meeting or vote thereat or assent or give consents in writing, as the case may be, or exercise any other of his rights, by proxy or proxies which, executed as hereinafter provided, shall be filed with the Secretary of the corporation at or before such meeting.

     The instrument appointing a proxy shall be in writing and signed by the person making the appointment. A copy of a telegram, cablegram, wireless message or photogram appearing to have been transmitted by a shareholder, or a photographic, photostatic or other reproduction of a writing appearing to have been signed by a shareholder, appointing a proxy or proxies, shall be deemed to be and may be accepted and recognized as a sufficient proxy writing.

     No appointment of a proxy shall be valid after the expiration of eleven months after it is made, unless the writing specifies the date on which it is to expire or the length of time it is to continue in force.

     The person so appointed need not be a shareholder. A vote in accordance with the terms of a proxy shall be valid notwithstanding the previous death or incapacity of the principal or revocation of his appointment or the transfer of shares voted, unless notice in writing of such death, incapacity, revocation or transfer shall have been received at the office of the corporation at least twenty-four hours before the meeting. The presence of a shareholder at a meeting shall not operate to revoke a proxy given by him unless and until notice of such revocation is given to the corporation in writing or in open meeting.

     SECTION 8. Inspectors of Election. The Board of Directors of the corporation may, by resolution adopted at a meeting of the Board of Directors held in advance of any meeting of shareholders, appoint three Inspectors of Election to act at such meeting of shareholders or any adjournment thereof. If Inspectors of Election are not so appointed, the officer or person acting as chairman of any such shareholders' meeting shall make such appointment. In case any person appointed as an Inspector of Election shall fail or refuse to appear or to act, the vacancy may be filled by appointment made at the shareholders' meeting by the officer or person acting as chairman.

     The decision, act or certificate of a majority of the Inspectors of Election shall be effective in all respects as the decision, act or certificate of all.

     The Inspectors of Election shall determine the number of shares outstanding, the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes, ballots, assents or consents, hear and determine all challenges and questions in any way arising in connection with the vote, count and tabulate all votes, assents and consents, determine and announce the result, and do such as may be proper to conduct the election or vote with fairness to all shareholders of the corporation.

     On request, the Inspectors of Election shall make a report in writing of any challenge, question or matter determined by them and make and execute a certificate of any fact found by them.

     Any certificate of the Inspectors of Election shall be prima facie evidence of the facts stated therein and of the vote as certified by them.

     No Inspector of Election need be a shareholder of the corporation.

                           ARTICLE IV
                            DIRECTORS

     SECTION 1. Number of Directors. The number of directors of the corporation shall be not less than three (3), provided that where all shares of the corporation are owned of record by one or two shareholders, the number of directors may be less than three but not less than the number of shareholders. The number of directors determined within the limits aforesaid may be increased or reduced by action of the Board of Directors upon the vote of a majority of the Board at a meeting or by action without a meeting or by the vote of the holders of record of shares entitling them to exercise a majority of the voting power present in person or by proxy at any meeting for the election of directors.

     SECTION 2. Election of Directors. The election of directors shall take place at the annual meeting of shareholders, but if the annual meeting is not held or directors are not elected thereat or if a class of shareholders become entitled to the election of directors pursuant to the provisions of the Articles, they may be elected at a special meeting called and held for that purpose.

     Within sixty days after his election, each director shall qualify either (a) by accepting in writing his election as a director, or (b) by acting at a meeting of the Board of Directors.

     SECTION 3. Term of Office. Subject to the provisions of the Articles, directors shall hold office for one year and until their successors are elected and qualified.

     Directors need not be shareholders of the corporation.

     SECTION 4. Vacancies. Subject to the provisions of the Articles, the remaining directors, though less than a majority of the whole Board, may by a vote of a majority of this number fill any vacancy in the Board of Directors and the person so elected shall hold office until an election to fill such vacancy is had. Subject to the provisions of the Articles, shareholders entitled to elect directors shall have the right to fill any vacancy in the Board (whether the same has been temporarily filled by the remaining directors or not) at any meeting of the shareholders called for that purpose, and any director elected at any such meeting of the shareholders shall serve until the next annual meeting of shareholders and until his successor is chosen.

     Within the meaning of this section a vacancy or vacancies shall be deemed to exist in case the shareholders shall increase the authorized number of directors but shall fail at the meeting at which such increase is authorized or an adjournment thereof, to elect the additional directors so provided for, or in case the shareholders fail at any time to elect the full number of authorized directors.

                            ARTICLE V
          POWERS AND MEETINGS OF THE BOARD OF DIRECTORS

     SECTION 1. General Powers of Board. The powers and capacity of the corporation shall be vested in and its authority shall be exercised, its business and affairs conducted and its property controlled by the Board of Directors, subject nevertheless to the Articles and these Regulations.

     SECTION 2. Other Powers. Without prejudice to the general powers conferred by or implied in the last preceding section, the directors, acting as a Board, shall have power,

     (a) To fix, define and limit the powers and duties of all officers;

     (b)  To fix the salaries of all officers;

     (c) To appoint, and at their discretion to remove, or suspend, such subordinate officers, assistants, managers, agents and employees as the directors may from time to time think fit and to determine their duties and fix their compensation;

     (d) To require any officer, agent or employee of the corporation to furnish a bond for faithful performance in such amount and with such sureties as they may approve;

     (e) To designate a depositary or depositaries of the funds of the corporation and the officer or officers or other persons who shall be authorized to sign notes, checks, drafts, contracts, deeds, mortgages, and other instruments on behalf of the corporation;

     (f) To appoint and remove transfer agents and/or registrars for the corporation's shares;

     (g) To authorize the payment of compensation to the Directors for services to the corporation, including fees for attendance at meetings of the Board of Directors, and to determine the amount of such compensation and fees.

     SECTION 3.     Meetings of the Board.   A meeting of the Board of
Directors may be held immediately following the adjournment of each shareholders' meeting at which directors are elected, and notice of such meeting need not be given.

     The Board of Directors may, by resolution, provide for other regular meetings of the Board.

     Special meetings of the Board of Directors may be held at any time upon call of the Chairman of the Board, the President, a Vice-President, or any two members of the Board.

     Notice in writing of meetings of the Board of Directors shall be delivered personally to each director or sent to each director by mail, telegram, cablegram or radiogram at least two (2) days prior to the meeting, but such notice may be waived by any director either before or after the holding thereof. The notice need not specify the purpose of the meeting. Unless otherwise indicated in the notice thereof, any business may be transacted at any regular or special meeting.

     Meetings of the Board of Directors may be held at its principal office or at any other place or places within or without the State of Ohio.

     Meetings of the Board shall be presided over the Chairman of the Board, or, in his absence, by the President, or, in the absence of both, by a Vice-President, or, if none of such officers is present, by a chairman to be elected at the meeting. The Secretary of the corporation shall act as Secretary of such meeting if present. In his absence the chairman may appoint a Secretary.

     SECTION 4. Quorum. A majority of the Board of Directors shall constitute a quorum for the transaction of business, provided that whenever less than a quorum is present at the time and place appointed for any meeting of the Board, a majority of those present may adjourn the meeting from time to time without notice other than by announcement at the meeting until a quorum shall be present.

                           ARTICLE VI
                            OFFICERS

     SECTION 1. General Provisions. The Board of Directors shall choose a President, a Secretary and a Treasurer and may also choose a Chairman of the Board, one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers and such other officers as may be deemed necessary. The Chairman of the Board, if any, shall be, but the other officers may or may not be, chosen from among the members of the Board of Directors. Any two or more of such offices, other than that of President and Vice President, Secretary and Assistant Secretary, or Treasurer and Assistant Treasurer, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity.

     SECTION 2. Term of Office. The officers of the corporation shall hold office during the pleasure of the Board of Directors and unless sooner removed by the Board of Directors, until the organization meeting of the Board of Directors following the date of their election or until their successors are chosen and qualified.

     The Board of Directors may remove any officer at any time with or without cause, by a majority vote.

     A vacancy in any office, however created, shall be filled by the Board of Directors.

     SECTION 3. Duties of Officers. The officers of the corporation shall have such duties as usually pertain to their offices, except as modified by the Board of Directors and shall also have such other powers and duties as may be conferred or enjoined upon them by the Board of Directors or by law.

                           ARTICLE VII
                 EXECUTIVE AND OTHER COMMITTEES

     The Board of Directors may create an executive committee or any other committee or committees of the Board, and may authorize the delegation to any such committee of any of the powers of the Board and may define the extent to which such powers may be delegated.

     Any such committee shall be composed of members of and shall be appointed by the Board of Directors to serve until otherwise ordered, and any such committee shall act only in the intervals between meetings of the Board of Directors and shall be subject at all times to the control and direction of the Board of Directors.

     Unless otherwise provided in the Regulations or ordered by the Board of Directors, any such committee may act by a majority of its members at a meeting or by a writing signed by all its members.

     An act, or authorization of an act, by any such committee within the scope of the power delegated to it, shall be as effective for all purposes as the act or authorization of the Board of Directors.

                          ARTICLE VIII
                    TRANSACTIONS OF DIRECTORS

     A director of this corporation shall not be disqualified by his office from dealing or contracting with this corporation either as a vendor, purchaser, or otherwise, nor shall any transaction, action or contract of this corporation be void or voidable with respect to the corporation by reason of the fact that any director or any firm of which any director is a member or any corporation of which any director is a shareholder or director, is in any way interested in such transaction, action or contract, provided that such transaction, action or contract is or shall be authorized, ratified or approved either (1) by a vote of a majority of a quorum of the Board of Directors without counting in such majority of a quorum any director so interested or member of a firm so interested or a shareholder or director of a corporation so interested, or (2) by a vote at any stockholders' meeting of the holders of record of shares entitled to exercise a majority of the voting power of all the outstanding shares of stock of this corporation entitled to vote or by writing or writings signed by holders of shares entitled to exercise such a majority of voting power, or if such transaction, action or contract is fair as to the corporation as of the time it is authorized or approved by the directors or the shareholders; nor shall any director be liable to account to this corporation for any profits realized by him from or through any such transaction, action or contract of this corporation authorized, ratified or approved as aforesaid by reason of the fact that he or any firm of which he is a member or any corporation of which he is a shareholder or director, was interested in such transaction, action or contract. Nothing herein contained shall create any liability in the events above described or prevent the authorization, ratification or approval of such transactions, actions or contracts in any other manner provided by law; nor shall anything herein be considered as in any way affecting the rights of the corporation or of any person interested, on account of any fraud in connection with any such transaction, action or contract.

                           ARTICLE IX
                         INDEMNIFICATION

     SECTION 1. Actions by Third Parties. To the fullest extent permitted by law, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (formal or informal), whether civil, criminal, administrative, or investigative, including all appeals (other than an action, suit or proceeding by or in the right of the corporation) by reason of the fact that such person, such person's testator or intestate, is or was a director, officer, employee or agent of the corporation, or of any subsidiary or affiliate of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, partner, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses
(including attorney's fees), judgments, decrees, fines (including excise taxes), penalties, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding and all expenses and attorney's fees incurred in successfully asserting a claim for indemnification pursuant to this Section 1, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his or her conduct was unlawful

     SECTION 2. Actions By or In the Right of the Corporation. To the fullest extent permitted by law, the corporation shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action or suit, including all appeals, by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person, such person's testator or intestate, is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, partner, employee, member, manager or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit and all expenses and attorney's fees incurred in successfully asserting a claim for indemnification pursuant to this Section 2, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

     (a) any claim, issue, or matter as to which such person is finally adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

     (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio
Revised Code.

     SECTION 3. Method of Determining Whether Standards for Indemnification Have Been Met. In any case in which a director, officer, employee or agent of the corporation (or a representative of the estate of such director, officer, employee or agent) requests indemnification, upon such person's request the Board of Directors shall meet within sixty (60) days thereof to determine whether such person is eligible for indemnification in accordance with the standards set forth in Sections 1 and 2 of this Article IX. Such determination shall be made as follows:

     (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit or proceeding in respect of which indemnification is sought; or

     (b) if the quorum described in division (a) of this Section 3 is not obtainable or if a majority vote of such quorum so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified, within the past five years; or

     (c)  by the shareholders; or

     (d) by the court of common pleas or the court in which such action, suit or proceeding was brought; or

     (e) if the person seeking indemnification is neither a director nor an officer of the corporation, by the Chairman of the Board.

Notification of any determination made by the disinterested directors under division (a) of this Section 3 or by independent legal counsel under division (b) of this Section 3 shall be delivered as required by the Ohio Revised Code. Notwithstanding the foregoing, a determination of eligibility for indemnification may be made in any manner permitted by law.

     SECTION 4. Advancement of Expenses. To the fullest extent permitted by law, the corporation shall promptly advance expenses, including attorney's fees, as they are incurred by any person who was or is a party or threatened to be made a party to any threatened, pending, or completed action, suit or proceeding (formal or informal), whether civil, criminal, administrative or investigative, including all appeals and whether by or in the right of the corporation or otherwise, by reason of the fact that such person, such person's testator or intestate, is or was a director, officer, employee or agent of the corporation, or of any subsidiary or affiliate of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, partner, employee, member, manager or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, employee benefit plan, or other enterprise, upon request of such person and receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay amounts advanced to the extent that is ultimately determined that such person was not eligible for indemnification in accordance with the standards set forth in Sections 1 and 2 of this Article IX.

     SECTION 5. Contract rights; Non-exclusivity of Indemnification; Contractual Indemnification. The foregoing provisions of this Article IX shall be deemed to be a contract between the corporation and each director, officer, employee or agent of the corporation, or its subsidiaries or affiliates, and any modification or repeal of this Article IX or such provisions of the Ohio General Corporation Law shall not diminish any rights or obligations existing prior to such modification or repeal with respect to any action or proceeding theretofore or thereafter brought; provided, however, that the right of indemnification provided in this Article IX shall not be deemed exclusive of any other rights to which any director, officer, employee or agent of the corporation may now be or hereafter become entitled apart from this Article IX, under any applicable law including the Ohio General Corporation Law.
Irrespective of the provisions of this Article IX, the Board of Directors may, at any time or from time to time, approve indemnification of directors, officers, employees or agents to the full extent permitted by the Ohio General Corporation Law at the time in effect, whether on account of past or future actions or transactions. Notwithstanding the foregoing, the corporation shall enter into such additional contracts providing for indemnification and advancement of expenses with directors, officers or employees of the corporation or its subsidiaries or affiliates as the Board of Directors shall authorize, provided that the terms of any such contract shall be consistent with the provisions of the Ohio
General Corporation Law.

     SECTION 6. Miscellaneous Provisions. As used in this Article IX, the term "employee" shall include, without limitation, any employee, including any professionally licensed employee, of the corporation. Such term shall also include, without limitation, any employee, including any professionally licensed employee, of a subsidiary or affiliate of the corporation who is acting on behalf of the corporation.

     The indemnification provided by this Article IX shall be limited with respect to directors, officers and controlling persons to the extent provided in any undertaking entered into by the corporation or its subsidiaries or affiliates, as required by the Securities and Exchange Commission pursuant to any rule or regulation of the Securities and Exchange Commission now or hereafter in effect.

     The corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person described in this Article IX against any liability which may be asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this
Article IX or otherwise.

     If any provision of this Article IX shall be found to be invalid or limited in application by reason of any law, regulation or proceeding, it shall not affect any other provision or the validity of the remaining provisions hereof.

     The provisions of this Article IX shall be applicable to claims, actions, suits or proceedings made, commenced or pending after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.

                            ARTICLE X
                     CERTIFICATES FOR SHARES

     SECTION 1. Form and Execution. Certificates for shares, certifying the number and class of fully paid shares owned, shall be issued to each shareholder in such form as shall be approved by the Board of Directors. Such certificates shall be signed by the Chairman of the Board, the President or a Vice-President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer; provided, however, that if such certificates are countersigned by a transfer agent, who is not an employee of the corporation, and by a registrar, the signatures of any such officers of the corporation and the seal of the corporation upon such certificates may be facsimiles, engraved, stamped or printed. In case any officer or officers who shall have signed or whose facsimiles signature or signatures shall have been used, printed or stamped on any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates, when authenticated by the endorsement thereon of the signature of a transfer agent or registrar, may nevertheless be adopted and used by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the corporation.

     SECTION 2. Lost, Mutilated or Destroyed Certificates: If any certificate for shares is lost, mutilated or destroyed, the Board of Directors may authorize the issue of a new certificate in place thereof upon such terms and conditions as it may deem advisable. The Board of Directors in its discretion may refuse to issue such new certificate, save upon the order of a court having jurisdiction.

                           ARTICLE XI
                           FISCAL YEAR

     The fiscal year of the corporation shall end on the thirty-first day of December in each year, or on such other day as may be fixed from time to time by the Board of Directors.

                           ARTICLE XII
                              SEAL

     The seal of the corporation shall be circular in form with the words "AEP Energy Solutions, Inc.", and the date "1996" surrounding the words "Corporate Seal". If deemed advisable by the Board of Directors, duplicate seals may be provided and kept for the necessary purposes of the corporation.

                          ARTICLE XIII
                           AMENDMENTS

     This Code of Regulations may be changed, added to, amended, or repealed at any meeting of shareholders called for that purpose by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power on such proposal, or without a meeting, by the written consent of holders of record of shares entitling them to exercise two-thirds (2/3) of the voting power on such proposal.



                                                     Exhibit 1(c)


                    UNITED STATES OF AMERICA
                           BEFORE THE
              FEDERAL ENERGY REGULATORY COMMISSION



AEP Power Marketing, Inc.          )    Docket No. ER96-   -000


    FILING BY AEP POWER MARKETING INC. OF MARKET-BASED RATES
     AND APPLICATION FOR BLANKET AUTHORIZATIONS AND WAIVERS


     Pursuant to Part 35 of the Commission's Rules of Practice and Procedure, 18 C.F.R., Part 35, there is herewith tendered for filing on behalf of a corporation currently called AEP Power Marketing, Inc. (hereinafter "AEP Power Marketing"), proposed Rate Schedule MR (Attachment A), which allows AEP Power Marketing to make wholesale sales of electricity in interstate commerce at market-based rates. In addition, pursuant to Rule 204 of the Commission's Rules of Practice and Procedure, 18 C.F.R. 385.204, AEP Power Marketing applies to the Commission for blanket authorization to make such sales and for such other waivers and authorizations as have been granted to other power marketers.

     I.   COMMUNICATIONS AND DOCUMENTS.

     All communications regarding this matter should be addressed to:

                    Dr. Charles A. Falcone
                    Senior Vice President
                    System Power Markets
                    American Electric Power
                    Service Corporation
                    1 Riverside Plaza
                    Columbus, Ohio  43215
                    (614) 223-2770

                               and

                    Edward J. Brady, Esq.
                    Kevin F. Duffy, Esq.
                    American Electric Power
                    Service Corporation
                    1 Riverside Plaza
                    Columbus, Ohio  43215
                    (614) 223-1617

     The documents submitted with this filing are the following:

     1)   This application;
     2)   Attachment A - Proposed Rate Schedule MR
     3)   Attachment B - Market Analysis
     4)   Attachment C - Code of Conduct
     5)   Attachment D - Copies of Securities and Exchange
          Commission Regulations and Orders
     6)   Attachment E - Form of Notice

     II.  DESCRIPTION OF AEP POWER MARKETING AND AFFILIATED
          COMPANIES.

     AEP Power Marketing is a subsidiary of American Electric Power Company, Inc. ("AEP"), which is a registered public utility holding company under the Public Utility Holding Company Act ("PUHCA").
AEP has seven operating company subsidiaries, which are public utilities under the Federal Power Act ("FPA") and which sell electricity at retail and wholesale. AEP's operating subsidiaries are each authorized to do business as American Electric Power, and may be sometimes collectively referred to in this filing, as "AEP".

     Another subsidiary of AEP, American Electric Power Service Corporation ("AEPSC"), provides to the operating companies, and certain other AEP subsidiaries, certain services such as accounting, engineering, tax, legal, management, maintenance, marketing, information systems and administration. Pursuant to PUHCA and regulations promulgated and orders issued thereunder, such services must be performed at cost.

     AEP Power Marketing is a corporation which intends to engage in certain activities including (1) marketing power and energy at wholesale which it purchases from others, in a restricted market area as described later in this filing; (2) marketing power and energy at retail; (3) brokering power and energy at wholesale or retail; and (4) acting as an exempt wholesale generator ("EWG"), in which case AEP Power Marketing will seek the necessary certification from the Commission.

     AEP Power Marketing will not buy power from or sell power to any of the AEP operating companies, nor broker power and energy produced by the AEP operating companies without specific authorization of any such transaction by the Commission.

     AEP Power Marketing proposes to restrict the market area in which it sells power and energy at wholesale by defining as an eligible customer under Rate Schedule MR, any electric utility, rural electric cooperative or municipality, power authority or agency which is not directly connected with the AEP System or with any such entity that is directly connected with the AEP System. Thus, AEP Power Marketing will market wholesale power and energy only in "third tier" markets and beyond from AEP's standpoint.

     III. DESCRIPTION OF PROPOSED RATE SCHEDULE MR.

     Under proposed Rate Schedule MR, AEP Power Marketing would be able to sell power or energy at wholesale in varying amounts to eligible customers, at varying levels of firmness or priority of service, in accordance with various delivery schedules. The rates for such sales would be negotiated between AEP Power Marketing and the purchaser. AEP Power Marketing will file executed service agreements under the rate schedule with the Commission.

     AEP Power Marketing requests blanket authorization to make such sales, in the same manner that such authorization has been granted to numerous power marketers. AEP Power Marketing requests that the rate schedule and authorizations be made effective immediately upon acceptance.

     IV.  REQUEST FOR WAIVERS.

     AEP Power Marketing requests that the Commission grant it the following authorizations and waivers of various Commission regulations consistent with those granted other power marketers:
(A) Subparts B and C of Part 35, except Sections 35.12 (a), 35.13
(b), 35.15 and 35.16; (B) Parts 41.101 and 141; (C) Part 45, to
allow abbreviated filings with respect to interlocking directorships; and (D) blanket approval of issuance of securities or assumptions of liabilities pursuant to Section 204 of the FPA. AEP Power Marketing will submit the filings, including quarterly reports of transactions, required of other power marketers.

     IV.  DEMONSTRATION OF COMPLIANCE WITH COMMISSION REQUIREMENTS.

      In several decisions, the Commission has allowed power marketers affiliated with regulated public utilities to sell power and energy at market-based rates, and has granted the waivers and authorizations requested herein to such power marketers, where it is demonstrated that the seller (and each of its affiliates) does not have, or has adequately mitigated, market power in generation and transmission, and cannot erect other barriers to entry. See, e.g., US Gen Power Services, L.P., 73 FERC paragraph 61,302 (1995). The Commission also examines whether there is any opportunity for affiliate abuse or reciprocal dealing. (Id.). AEP Power Marketing meets the Commission's standards for market-based rates and appropriate waivers.

          A.   AEP Power Marketing Lacks Market Power.
     AEP Power Marketing owns no generation, transmission or distribution facilities, and has no franchised market area.
Therefore, it does not have market power in either generation or transmission.

          B.   AEP Power Marketing's Affiliates Lack Generation
               Market Power.

     In Heartland Energy Services, Inc., 68 FERC paragraph 61,223
(1994) ("Heartland"), the Commission indicated that a marketer affiliated with a utility can demonstrate that the utility lacks market dominance in generation by submitting a market analysis that indicates that the affiliated utility lacks market power over generation in the relevant markets. In all instances in which the Commission has examined market analyses, the relevant market has been held to be "first-tier" utilities, that is, utilities directly interconnected with AEP operating companies, See, e.g., Intercoast Power Marketing Co., 61 FERC paragraph 61,248 (1994). In its recent order implementing open access transmission nationally, the Commission reaffirmed this "first-tier analysis, although the order indicates that the Commission will consider evidence that open access transmission will broaden markets and thus dilute market power of any participant, See, Order No. 888, 611 Fed. Reg. 21,540
(1996) Slip Op., Preamble, p. 74.

     Submitted along with this filing as Attachment B is a market analysis performed by National Economic Research Associates,
("NERA"). As explained in the affidavit of Dr. John Landon accompanying the analysis, NERA examined two product markets in the relevant first-tier geographic market -- short-term capacity and economy energy.

     The short term capacity market is defined as the market for firm capacity over the period ending in 1998. NERA assumes that after that date, new capacity can be constructed. The market for such long-term capacity is competitive, because there are no barriers to entry and, pursuant to the Commission's action, there is open access transmission. The Commission therefore does not require applicants for market-based rates to submit evidence of generation dominance in long-term bulk power markets, See, Intercoast, supra, at p. 62,130, n. 2; LG&E Power Marketing, 68 FERC at p. 62,121, n. 5.

     NERA examined AEP's share of the short-term capacity market in terms of uncommitted summer capacity, i.e., summer capacity plus purchases, net of firm sales, that is in excess of summer peak load requirements plus a 6% operating reserve. Using this measure, NERA finds that AEP's share of uncommitted capacity in the entire first-tier market averages less than 20%.

     NERA measured potential market power in economy energy in two ways. First, since economy energy can be sold from any capacity resource of a utility, NERA examined AEP's potential dominance in generating capacity. For each first tier utility, NERA examined the geographic market consisting of that utility and all of its direct interconnections. AEP's share of generation in these markets never exceeds 12%. As a second measure of concentration, in the economy energy market, NERA examined historical data on actual purchases for the period 1992-1994. This measure is a quite restrictive indicator of market power because it examines which utilities were actually the cheapest sellers in a given market, not which utilities could potentially raise prices in this market. The historic data shows only two cases where AEP had an average market share above 35%. In one of these, economy sales to Duke Power, the share was 42%. The other cases involve the Columbus Division of Electricity. In this case, the municipal utility does not transact to a significant degree in the economy energy market. If it were to participate more actively, it has ample alternatives besides AEP.

     The Commission has used 20% of either total generating capacity or uncommitted capacity as a benchmark, but not a "bright line" in determining generation dominance, USGen Power Services, supra. Since AEP averages less than 20% in uncommitted capacity and well below 20% in total capacity, AEP clearly lacks generation dominance in relevant markets.

     With respect to transmission constraints (see, e.g., Southern Company Services, Inc., 75 FERC paragraph 61,130 (1996), the AEP System is among the strongest transmission systems in the nation. NERA points out that under normal operating conditions, the only significant transmission constraint in AEP's system is in its Appalachian Power service territory. AEP is taking steps to relieve this constraint, and until such time as it is relieved and thereafter, AEP will share available capacity on a nondiscriminatory basis in accordance with Order No. 888. On the basis of such facts and policies, NERA sees no significant competitive impacts arising from this transmission constraint.

     C.   The Proposed Market Restriction Further Reduces
          Generation Market Dominance.

     While the accompanying market analysis demonstrates that under accepted Commission standards, AEP lacks generation dominance (which would be sufficient to satisfy this criterion in an application for authority for AEP itself to charge market-based rates), the Commission should keep in mind that AEP Power Marketing proposes to voluntarily limit its market activities to third-tier utilities vis-a-vis the AEP System and those beyond the third tier. This restriction should greatly reduce, if not totally eliminate, any concern that any possible generation market dominance in AEP's market area could somehow be used to influence prices in the remote market areas in which AEP Power Marketing proposes to operate.

     D.   AEP Has Adequately Mitigated Transmission Market Power.

     In American Electric Power Service Corp., et al., 72 FERC paragraph 61,207 (1995), at pp. 62,059-66, the Commission held that a utility's adoption of the non-rate terms and conditions of the Commission's pro-forma transmission tariffs issued in accordance with the then-pending Notice of Proposed Rulemaking in Docket No. RM95-8-000, subject to revision in accordance with the Final Rule adequately mitigates transmission market power. In fact, under such circumstances, if all other requirements are met, market-based rates will be accepted for filing without refund liability. Id.
AEP has adopted the non-price terms and conditions of the pro-forma tariffs, and those tariffs have been accepted for filing by the Commission in Docket No. ER93-540-000, 74 FERC 61,132 (1996). On July 9, 1996, AEP filed an open access transmission tariff, as required by Order No. 888, in the form of the pro-forma tariff attached to Order No. 888 (with certain minor changes previously approved by the Commission).

     E.   There Are No Other Significant Barriers to Entry.

     AEP does not have the ability to erect barriers to entry to markets for sales of power and energy. Although AEP, through affiliates, owns some plant sites, coal supplies and coal transportation, it does not possess significant market power with respect to these inputs and therefore has no ability, through ownership of such inputs, to erect any barrier to any participant in markets for the sale of power and energy, even in AEP's market area. It necessarily follows that any possibility of erecting such barriers in the restricted market area sought to be served by AEP Power Marketing, is nonexistent.

     F.   AEP Power Marketing Has Adopted Procedures to Guard
          Against Any Possibility of Affiliate Abuse.

          1.   Inter-Affiliate Power Trades.

      In accordance with the requirements announced in Heartland Energy, supra, and subsequent decisions, AEP Power Marketing will not buy power or energy from or sell power or energy to any AEP operating company, nor broker power produced by the AEP System, without Commission approval of the specific transaction involved.

          2.   Standards of Conduct.

     On April 24, 1996, the Commission issued Order No. 889, which required public utilities subject to the Commission's jurisdiction to implement Open Access Same-time Information Networks ("OASIS"), and to implement Standards of Conduct set forth in the Commission's regulations. The Standards of Conduct require that employees of the public utility engaged in transmission and reliability functions operate independently of employees of the utility and its affiliates engaged in merchant functions. An employee engaged in merchant functions cannot have preferential access to facilities such as the control room that are involved in transmission and reliability functions. Merchant employees cannot have access to any transmission information that is not available to other transmission customers. Employees engaged in transmission and reliability functions cannot disclose to merchant employees information about the utility's transmission system or other systems that is not published on the OASIS, or information that is so posted, but is not contemporaneously available to all OASIS users. A transmission provider may not disclose to merchant employees any market information obtained in connection with its transmission responsibilities.

     Submitted with this Application (Attachment C) is a Code of Conduct which shall govern relationships and transactions between employees of AEP and its affiliates and those of AEP Power
Marketing.  The Code of Conduct provides that:

     1) All employees of AEP and AEP Power Marketing engaged in the merchant function, i.e., the sale of power and energy at wholesale, shall comply with the Standards of Conduct promulgated by the Commission in Order No. 889 and set forth at Section 37.2 of the Commission's regulations, as those Standards relate to merchant employees.

     2) No employee of AEP or its affiliates shall share market information with any employee of AEP Power Marketing unless such information is already publicly available or is simultaneously made publicly available.

     3) No employee of AEP Power Marketing shall share market information with any employee of AEP or AEP's other affiliates unless such information is already publicly available or is simultaneously made publicly available.

     4) Any employee of AEP or any of its other affiliates, who is engaged in the merchant function who may also from time to time be engaged in the merchant function on behalf of AEP Power
Marketing shall abide by the following restrictions:

          a) Such employee shall not use any non-public market information gained while engaging in the merchant function on behalf of AEP for the benefit of AEP Power Marketing;

          b) Such employee shall not use any non-public market information gained while engaging in the merchant function on behalf of AEP Power Marketing for the benefit of AEP or any of its other affiliates.

          3.   Market Information.

     One of the requirements of Heartland, supra, was that an affiliated marketer must have adequate procedures in place to assure that it does not share market information with its affiliated utility. In Wholesale Power Services, Inc, 72 FERC paragraph 61,284 (1995), an affiliated marketer asked for a modification of the information sharing requirements, to require that only information related to transmission service be subject to the disclosure rules, because generation markets are competitive. The Commission rejected the request as premature, noting that the utility system involved engaged in both generation and transmission functions, and stated that it is difficult to distinguish between information purely related to generation and that purely related to transmission. The Commission said "Until we are able to determine that such a distinction can be made in a workable manner, it is premature to grant [the] request." (Id., at p. 62,227).

     The above-described Code of Conduct prohibits any employee of AEP or its affiliates from sharing market information with any employee of AEP Power Marketing, and vice-versa. However, inasmuch as AEP Power Marketing may, at least initially, share employees with AEPSC, there may be certain limited instances in which such shared employees gain market information in their capacity of a merchant employee for either entity that could be available to the other. The geographical limitation on AEP Power Marketing's activities described above (i.e., it will market wholesale power and energy only to buyers in the third tier vis-a-vis AEP, and beyond) is designed to avoid any such instances. Since AEP and AEP Power Marketing will not be selling power and energy in the same markets, there would be no opportunity for either entity to use any specific marketing information in favor of or at the expense of the other. Nevertheless, in order to remove whatever concern might remain regarding the potential for affiliate abuse, the Code of Conduct provides that no such shared employee shall use market information obtained in his or her capacity as a merchant employee for AEP Power Marketing for the benefit of AEP or its affiliates, or vice-versa.

          4.   Non-Power Goods and Services.

     The provision of non-power goods and services to AEP Power Marketing by associated companies is governed by Section 13 of PUHCA, 15 U.S.C. section 79m, and rules, regulations and orders thereunder, which require such goods and services to be priced at cost. AEP Power Marketing plans to enter into a service agreement with AEPSC pursuant to which personnel and other resources of AEPSC may be made available to AEP Power Marketing. The service agreement will require that AEPSC provide, account for and bill its services to AEP Power Marketing utilizing a work order system, on a full cost reimbursement system in accordance with Rules 90 and 91 of the Securities and Exchange Commission ("SEC") and the Order of the SEC dated February 19, 1981 (HCAR No. 29122). (Attachment D).

     In Wholesale Power Services; Southern Company Services, Inc;
and USGen, supra, the Commission conditioned market based rates on a requirement that the public utility not provide non power goods and services to its affiliated marketer at a price below the utility's cost. In later decisions, however, the Commission has required such goods and services to be provided at the higher of cost or market price, See, e.g, Utilicorp United, Inc., 74 FERC paragraph 61,138 (1996). AEPSC could not comply with a higher of cost or market standard when market price is higher than cost, because to do so would conflict with PUHCA and SEC regulations. Moreover, the market value of some of the services involved may be difficult to determine. AEP requests, therefore, that the Commission apply its "no lower than cost" standard and not its "higher of cost or market" standard to the provision of non-power goods and services.

     The Commission also prohibits the affiliated marketer from supplying non-power goods and services to its affiliated public utility at a price that is above market. Although such transactions are also subject to SEC regulation, it is not anticipated that AEP Power Marketing will provide non-power goods and services to any associated company.

     G.   AEP Power Marketing Will Inform the Commission of
     Any Changes.

     In addition, AEP Power Marketing will inform the Commission of any change in status which would reflect a variance from the facts described in this filing which the Commission may rely upon in accepting for filing proposed Rate Schedule MR and granting the relief sought in this filing.

     WHEREFORE, AEP Power Marketing respectfully requests the
Commission to:

     (1) Promptly accept for filing, without suspension, investigation or refund liability, proposed Rate Schedule MR;

     (2) Make the proposed rate schedule and associated waivers and authorization effective immediately upon acceptance for filing;

     (3) Grant to AEP Power Marketing the authorizations and waivers granted by the Commission to other power marketers;

     (4) Waive all other regulations with which this filing may not comply; and

     (5) Grant such other and further relief as is necessary or appropriate in the premises.

                                   Respectfully submitted,


                                   _/s/ Kevin F. Duffy____
                                   Edward J. Brady
                                   Kevin F. Duffy
                                   American Electric Power
                                   Service Corporation
                                   1 Riverside Plaza
                                   Columbus, Ohio 43215
                                   (614) 223-1617

                                   Attorneys for the AEP Companies

                     CERTIFICATE OF SERVICE

     I hereby certify that a copy of the foregoing Filing by AEP Power Marketing, Inc. of Market-Based Rates and Application for Blanket Authorizations and Waivers was served upon the public service commissions of Tennessee, Kentucky, Ohio, Michigan, Indiana, West Virginia and Virginia by regular U.S. mail, this 23rd day of July, 1996.
                                   _/s/ Kevin F. Duffy__
                                   Kevin F. Duffy

Public Utilities Commission of Ohio
180 East Broad Street
Columbus, Ohio 43215

Public Service Commission
of West Virginia
State Capitol Building
Charleston, WV 25305

Tennessee Public Service Commission
460 James Robertson Parkway
Nashville, TN 37243-0505

Kentucky Public Service Commission
P. O. Box 615
Frankfort, Kentucky 40602

Michigan Public Service Commission
6545 Mercantile Way
P. O. Box 30221
Lansing, MI 48909

Indiana Utility Regulatory Commission
Indiana Government Center South
302 West Washington Street, E306
Indianapolis, IN 46204

State Corporation Commission
Document Control Center
Jefferson Bldg., Level B1
1220 Bank Street
Richmond, VA 23219



                                                     Exhibit 1(d)


             UNITED STATES OF AMERICA 76 FERC 61,307
              FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:  Elizabeth Anne Moler, Chair;
                       Vicky A. Bailey, James J. Hoecker,
                       William L. Massey, and Donald F. Santa, Jr.

AEP Power Marketing, Inc.                Docket No. ER96-2495-000

            ORDER CONDITIONALLY ACCEPTING FOR FILING
                   PROPOSED MARKET-BASED RATES

(Issued September 20, 1996)

     In this order, we will conditionally accept for filing the market-based power sales rates filed by AEP Power Marketing, Inc.
(AEP Marketing), an affiliate of American Electric Power Company and its public utility operating companies (AEP Operating
Companies).

Background

     On July 23, 1996, AEP Marketing filed an application for authorization to sell power at market-based rates. It requests the same waivers and blanket authorizations as those afforded to other power marketers. Among other things, AEP Marketing commits not to sell power to or purchase power from any of the AEP Operating Companies without prior Commission authorization under section 205 of the Federal Power Act (FPA), 16 U.S.C. section 824d (1994). AEP Marketing also commits not to sell power to customers that are directly interconnected with any of the AEP Operating Companies or are separated from any of the AEP Operating Companies by one intervening system.

     Notice of AEP Marketing's application was published in the Federal Register, 61 Fed. Reg. 41,392 (1996), with comments, protests, and interventions due on or before August 13, 1996.

     On August 12, 1996, the Consumer Advocate of the Public
Service Commission of West Virginia (Consumer Advocate) filed a motion to intervene and protest.

     On August 13, 1996, Public Service Electric and Gas Company (PSE&G), Allegheny Power Service Corporation (Allegheny Power), and Electric Clearinghouse, Inc. (Electric Clearinghouse) filed timely motions to intervene raising no substantive issues. Also on August 13, 1996, the Public Service Commission of West Virginia (West Virginia Commission) filed a notice of intervention raising no substantive issues.

Discussion

     Procedural Matter

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. section 385.214 (1996), the notice of intervention of the West Virginia Commission and the timely, unopposed motions to intervene of the Consumer Advocate, PSE&G, Allegheny Power and Electric Clearinghouse serve to make them parties to this proceeding.

Market-Based Rates

     The Commission allows power sales at market-based rates if the seller and its affiliates do not have, or have adequately mitigated, market power in generation and transmission, and cannot erect other barriers to entry. In order for a public utility's affiliate to demonstrate the absence or mitigation of market power, the public utility must have on file with the Commission an open access transmission tariff for the provision of comparable services. The Commission also considers whether there is evidence of affiliate abuse or reciprocal dealing. E.g., Progress Power Marketing, Inc., 76 FERC paragraph 61,155 at slip op. at 2 (1996); Northwest Power Marketing Company, L.L.C., 75 FERC paragraph 61,281 at 61,889 (1996); accord Heartland Energy Services, Inc., et al., 68 FERC paragraph 61,223 at 62,060-63 (1994) (Heartland).

     As we explain below, we find that, with the filing of an open access pro forma compliance tariff by the AEP Operating Companies, AEP Marketing's market-based rate application, as modified in certain respects, meets these standards. See Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities and Transmitting Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (May 10, 1996), III FERC Stats. & Regs. paragraph 31,036 (1996) (Open Access Rule). Accordingly, we will accept the proposed market-based rates for filing, to become effective on the date of issuance of this order, on the condition that AEP Marketing modify its code of conduct as discussed below.

     1.   Generation Market Power

     AEP Marketing does not own or control any generating resources; however, the AEP Operating Companies own generation facilities. In support of its application, AEP Marketing has submitted a generation dominance analysis which indicates that, with the AEP Operating Companies open access pro forma compliance tariff, the AEP Operating Companies' market share of installed and uncommitted capacity will not exceed levels the Commission previously has found to be acceptable. See, e.g., Southwestern Public Service Company, 72 FERC paragraph 61,208 at 61,966-67
(1995), reh'g pending; Louisville Gas & Electric Company, 62 FERC paragraph 61,016 at 61,146 (1993). Accordingly, we find that AEP Marketing meets the Commission s generation market power standard for approval of market-based rates.

     2.   Transmission Market Power

    When an affiliate of a public utility seeks authorization to charge market-based rates, the Commission has required the public utility to have an open access transmission tariff on file before granting such authorization. See, e.g., Open Access Rule, FERC Stats. & Regs. at 31,656-57; accord Southern Company Services, Inc., 71 FERC paragraph 61,392 at 62,536 (1995); Heartland, 68 FERC at 62,059-60. The AEP Operating Companies have filed an open access pro forma transmission compliance tariff in Docket No. OA96-183-000. For this reason, we find that AEP Marketing meets the Commission's transmission market power standard for approval of market-based rates.

     3.   Other Barriers to Entry/Reciprocal Dealing

     We are satisfied with AEP Marketing's explanation that other barriers to entry and reciprocal dealing considerations are not of concern here.

     4.   Affiliate Abuse

     We find that the code of conduct between AEP Marketing and the AEP Operating Companies is deficient in two respects. The code of conduct prohibits the sharing of all non-public market information between the employees of AEP Marketing and the AEP Operating Companies. This aspect of the code is entirely consistent with the Commission s market-based rate requirements concerning the possibility of affiliate abuse. See, e.g., UtiliCorp United, Inc., et al,, 75 FERC paragraph 61,168 at 61,556-57 (1996); Wholesale Power Services, Inc., 72 FERC paragraph 61,284 at 62,227 (1995). Nevertheless, paragraph 4 of the code of conduct states that any employee who is engaged in the merchant function for both AEP Marketing and the AEP Operating Companies may not use non-public market information gained in his or her capacity with one entity to benefit the other entity. The Consumer Advocate requests that the Commission direct AEP Marketing to remove paragraph 4 of the code in its entirety.

     We agree with this suggestion. Paragraph 4 would, within its broad terms, allow AEP Marketing and the AEP Operating Companies to employ the same person simultaneously in the same merchant function. In this manner, the provision would allow the affiliated companies to exchange and maintain non-public market information, in violation of other provisions (paragraphs 2 and 3) of the code of conduct. Accordingly we will condition market-based rate authority on the revision of the code of conduct to delete paragraph 4.

     AEP Marketing's filing also presents a problem concerning the pricing of non-power goods and services. In its transmittal letter, AEP Marketing states that if any of its affiliates provides AEP Marketing with non-power goods and services, they are bound by section 13 of the Public Utility Holding Company Act (PUHCA), 15 U.S.C. section 79m (1994), and certain rules of the Securities and Exchange Commission (SEC) to charge at cost even if the market price is greater.

     As a general matter, we agree that we are bound in ratemaking to adhere to the inter-affiliate prices the SEC sets for the sale and purchase of non-power goods and services among affiliates of registered holding companies. See Ohio Power Company v. FERC, 954 F.2d 779 (D.C. Cir.), cert. denied, 506 U.S. 981 (1992). However, we are not aware of any provision in PUHCA that requires any affiliate operating company to provide any non-power goods or services to its marketing affiliate or to purchase any non-power goods or services from its marketing affiliate. Moreover, we must guard against the possibility of affiliate abuse in situations where market-based rates are requested. In approving market-based rates, we are allowing a departure from traditional cost-based FPA regulation. In order to satisfy ourselves that market-based rates will not lead to unjust and unreasonable results, we condition our approval on the inclusion of a code of conduct that prohibits: (1) the public utility with captive ratepayers, such as any of the AEP Operating Companies, from selling non-power goods or services to any affiliate at a price below its cost or market price, whichever is higher; and (2) the public utility from purchasing non-power goods or services from any affiliate at a price above market price. See, e.g., Peco Energy Company, 74 FERC paragraph 61,336 at 62,048
(1996); PacifiCorp Power Marketing, Inc., 74 FERC paragraph 61,139 at 61,495 (1996); USGen Power Services, L.P., 73 FERC paragraph 61,057 at 61,845 (1995). We have imposed the same requirements in all recent cases involving requests for authorization to charge market-based sales rates, including those involving the affiliates of registered holding companies. See Southern Company Services, Inc., 75 FERC paragraph 61,130 at 61,444, order granting clarification, 75 FERC paragraph 61,353 (1996); Northeast Utilities Service Company, 74 FERC paragraph 61,135 at 61,478, order on compliance filing, 74 FERC paragraph 61,355 at 62,091 & n.10
(1996), reh'g pending. Accordingly, we will direct AEP Marketing to amend its code of conduct to reflect the Commission's current standard.

     Waivers, Authorizations, and Reporting Requirements

     AEP Marketing has requested the following authorizations and waivers of various Commission regulations consistent with those granted other power marketers: (1) Subparts B and C of Part 35, except sections 35.12(a), 35.13(b), 35.15 and 35.16; (2) Parts 41,
101 and 141; (3) abbreviated filings under Part 45; and (4) blanket authorization for issuances of securities or assumptions of liabilities pursuant to FPA section 204, 16 U.S.C. section 824c
(1994). We will grant the requested authorizations and waivers to the extent granted to other power marketers, conditioned on the requirements discussed above concerning affiliate abuse. See, e.g., LG&E Power Marketing, Inc., et al., 68 FERC paragraph 61,247 at 62,124 (1994).

     Consistent with previous Commission decisions, we will require AEP Marketing to file quarterly reports detailing the purchase and sale transactions undertaken in the prior quarter. This requirement is necessary to ensure that contracts relating to rates and services are on file as required by section 205(c) of the FPA, 16 U.S.C. section 824d(c) (1994), and to allow the Commission to evaluate the reasonableness of the charges and to provide for ongoing monitoring of the marketer's ability to exercise market power. See Heartland, 68 FERC at 62,065-66.

     Additionally, we will direct AEP Marketing to inform the Commission promptly of any change in status that would reflect a departure from the characteristics the Commission has relied upon in approving market-based pricing. These include, but are not limited to: (1) ownership of generation or transmission facilities or inputs to electric power production other than fuel supplies; or
(2) affiliation with any entity not disclosed in the filing that owns generation or transmission facilities or inputs to electric power production, or affiliation with any entity not disclosed in the filing that has a franchised service area. See, e.g., Morgan Stanley Capital Group, 69 FERC paragraph 61,175 at 61,695 (1994), order on reh'g, 72 FERC paragraph 61,082 (1995). Alternatively, AEP Marketing may elect to report such changes every three years in conjunction with an updated market analysis. We reserve the right to require such an analysis at any time.

The Commission orders:

     (A) AEP Marketing is hereby directed to file, within 15 days of the date of this order, the code of conduct revisions discussed in the body of this order.

     (B) AEP Marketing's market-based rate application is hereby conditionally accepted for filing, effective upon the date of issuance of this order, on the condition that AEP Marketing makes the compliance filing directed in Ordering Paragraph (A) above.

     (C) AEP Marketing's request for waiver of Parts 41, 101, and 141 of the Commission's regulations is hereby granted.

     (D) Within 30 days of the date of this order, any person desiring to be heard or to protest the Commission's blanket approval of issuances of securities or assumptions of liabilities by AEP Marketing should file a motion to intervene or protest with the Federal Energy Regulatory Commission, 888 First Street, NE, Washington, DC 20426, in accordance with Rules 211 and 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. sections
385.211 and 385,214 (1996).

     (E) Absent a request to be heard within the period set forth in Ordering Paragraph (D) above, AEP Marketing is hereby authorized, pursuant to section 204 of the FPA, to issue securities and assume obligations and liabilities as guarantor, endorser, surety, or otherwise in respect of any security of another person; provided that such issue or assumption is for some lawful object within the corporate purposes of AEP Marketing, compatible with the public interest, and reasonably necessary or appropriate for such purposes.

     (F) Until further order of this Commission, the full requirements of Part 45 of the Commission's regulations, except as noted, are hereby waived with respect to any person now holding or who may hold an otherwise prescribed interlocking directorate involving AEP Marketing. Any such person instead shall file a sworn application providing the following information:

          (1)  full name and business address; and

          (2) all jurisdictional interlocks, identifying the affected companies and the positions held by that person.

     (G) The Commission reserves the right to modify this order to require a further showing that neither public nor private interests will be adversely affected by continued Commission approval of AEP Marketing's issuances of securities or assumptions of liabilities, or by the continued holding of any affected interlocks.

     (H) AEP Marketing's request for waiver of the provisions of Subparts B and C of Part 35 of the Commission's regulations, with the exception of sections 35.12(a), 35.13(b), 35.15, and 35.16, is hereby granted.

     (I) AEP Marketing is hereby directed to conform to the filing and reporting requirements specified in this order. The first quarterly report of transactions undertaken by AEP Marketing will be due within 30 days of the calendar quarter ending September 30, 1996, if any transactions are undertaken in that quarter. If not, the report will be due within 30 days of the calendar quarter ending December 31, 1996.

     (J) Absent AEP Marketing's election to file a new market analysis every three years, as discussed in the body of this order, AEP Marketing is hereby directed to inform the Commission promptly of any change in status that would reflect a departure from the characteristics that the Commission has relied upon in approving market-based pricing. AEP Marketing shall notify the Commission of which option it elects in its first quarterly report filed pursuant to Ordering Paragraph (I) above.

     (K) AEP Marketing is hereby informed of the following rate schedule designation: AEP Power Marketing, Inc., Rate Schedule FERC No. 1 -- Market-Based Rate Schedule.

By the Commission.
(SEAL)
                    Linwood A. Watson, Jr., Acting Secretary.



                                                     Exhibit 1(e)


                    PUBLIC SERVICE COMMISSION
                        OF WEST VIRGINIA
                           CHARLESTON


CASE NO. _________________

APPALACHIAN POWER COMPANY,
a corporation, and
WHEELING POWER COMPANY,
a corporation,

     Petition for the Commission's consent and approval of Appalachian Power Company and Wheeling Power Company entering into agreements with certain of yet-to-be formed affiliates pursuant to the provisions of W. Va. Code, Sec. 24-2-12.


                            PETITION

     Come now the above-named Appalachian Power Company
("Appalachian" or "APCo") and Wheeling Power Company ("Wheeling" or "WPCo") (together, the "Petitioners), the petitioners herein, and respectfully make the following representations to the Commission:

     1.   The names and addresses of the petitioners are as
follows:
                    Appalachian Power Company
                    40 Franklin Road
                    Roanoke, Virginia  24011
                    Wheeling Power Company
                    51 Sixteenth Street
                    Wheeling, West Virginia  26003

     Appalachian is incorporated under the laws of the Commonwealth of Virginia and is authorized to do business as a public utility in the State of West Virginia. Wheeling is incorporated under the laws of the State of West Virginia. Appalachian and Wheeling are subsidiaries of American Electric Power Company, Inc., a public utility holding company ("AEP" or "American").

     2. Background. By Orders dated August 26, 1983 (Case No. PUA830046) and July 13, 1983 (PUA 83-302-E-PC), this Commission authorized Appalachian and Wheeling, respectively, to enter into Service Agreements (the "AEPES Service Agreements") with AEP Energy Services, Inc. (hereinafter called "AEPES") (copies of which are attached hereto as Exhibits A-1 and A-2) pursuant to which Appalachian and Wheeling, respectively, provide personnel and services, if available, to AEPES. AEPES is a corporation organized and doing business under the laws of the State of Ohio, having its principal office at 1 Riverside Plaza, Columbus, Ohio. AEPES is a general business corporation. It has no authority to engage in the business of providing electric service to the public in West Virginia.

          AEPES was organized by AEP in 1982 in accordance with the authorization of the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935 to sell management, technical, operating and training expertise in the open, competitive market to non-affiliated persons. In April 1995, the SEC authorized AEPES also to provide project development, construction, fuel management, energy management and demand-side management services.

          In its business, AEPES has used, and will continue to use, personnel and other existing resources, when available, of other AEP System companies, including personnel and resources of Appalachian and Wheeling pursuant to the AEPES Service Agreements as authorized by the SEC and this Commission.

          By its Order dated September 13, 1996, the SEC has authorized American to form certain direct or indirect subsidiaries to engage in the business of marketing energy commodities in the open market, including electricity, natural gas, oil and coal, and in additional energy-related services ("New Energy Services
Subsidiaries").

           Once the New Energy Services Subsidiaries are established, American expects that the New Energy Subsidiaries will, in much the same manner as AEPES, use personnel and other existing resources, to the extent available, of other AEP-affiliated companies, including Appalachian and Wheeling, pursuant to service agreements with terms and conditions similar to those of the AEPES Service Agreement.

     3. New Service Agreements. Accordingly, Appalachian and Wheeling now seek authorization to enter into service agreements (the "New Service Agreements") with the New Energy Services Subsidiaries on terms which are substantially the same as the AEPES Service Agreements. A copy of the form of proposed New Service Agreement is attached as Exhibit B hereto.

          Under the proposed New Service Agreements, neither Appalachian nor Wheeling would be under any obligation to make personnel or other resources available to any New Energy Services Subsidiary. The determination whether such personnel or other resources are available to complete a work order would be entirely within the discretion of Appalachian or Wheeling as the case may be. Neither Appalachian nor Wheeling would be exposed to any risk of financial loss in the event the New Energy Services Subsidiary is unable to perform contracts with non-affiliate clients on a profitable basis. Neither Appalachian nor Wheeling will extend credit to any New Energy Services Subsidiary.

          Each employee of Appalachian or Wheeling who is requested pursuant to a New Service Agreement to perform services for a New Energy Services Subsidiary will use the work order number assigned to each specific project by the New Energy Services Subsidiary.
The work order system will enable Appalachian and Wheeling to identify all direct costs incurred in connection with rendering services to the New Energy Services Subsidiaries, including the total number of hours of each employee spent during a billing period in the performance of services for any New Energy Services Subsidiary. Appalachian and Wheeling will bill the New Energy Services Subsidiary on a monthly basis for all direct costs, including an allocable portion of all payroll overheads (i.e., insurance, vacation, sick leave, and pension costs, among other costs), and a portion of all of their respective indirect overhead costs. The income received by Appalachian by the New Energy Services Subsidiaries in connection with the performance of service under the New Service Agreements will be credited to Petitioners' costs-of-service revenue requirements.

          The performance by Petitioners of their obligations under the New Service Agreements will not adversely affect the service of Petitioners to the public in West Virginia.

          4. Other Regulatory Approvals. In addition to the approval of this Commission under West Virginia Code, Section 24-2-12, the proposed service agreements must also be approved by the SEC and the Virginia State Corporation Commission ("SCC"). The Service Corporation's application to the SEC for approval of the form of agreement (the "SEC Application") was filed on January 22, 1996, amended on February 13, 1996, February 21, 1996 and May 16, 1996, and an order issued on September 13, 1996 approving the transaction. Post-Effective Amendment No. 1 to that filing was made on September 18, 1996 and an order was issued on September 27, 1996. The application on Form U-1, all amendments, and the orders in this file are attached hereto as Exhibit C. Appalachian's application to the SCC for approval of the proposed agreements has recently been filed.

          5. The terms and conditions of the arrangements proposed herein are fair and reasonable. The arrangements do not confer upon any party thereto an undue advantage over any other party thereto, and do not adversely affect the public in West Virginia.

     ACCORDINGLY, the Petitioners respectfully request the Commission to enter an order granting its consent and approval for the Petitioners to enter into, participate in, and effect individual transactions pursuant to the arrangements which are proposed herein.

                              APPALACHIAN POWER COMPANY



                              By:  /s/ A. A. Pena
                                       Treasurer


                              WHEELING POWER COMPANY


                              By:  /s/ A. A. Pena
                                       Treasurer


William C. Porth, Esq.
ROBINSON & MCELWEE
600 United Center
500 Virginia Street East
Charleston, WV  25301
(304) 344-5800

Ann B. Graf, Esq.
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza
Columbus, OH  43215
(614) 223-1000

     Counsel for Appalachian Power Company
                and Wheeling Power Company




                          VERIFICATION


STATE OF OHIO

COUNTY OF FRANKLIN, to-wit:



          Ann B. Graf, counsel for Appalachian Power Company and Wheeling Power Company, the Petitioners in the foregoing Petition of Appalachian Power Company and Wheeling Power Company, being duly sworn, states upon her information and belief that the facts and allegations therein contained are true.

                                 /s/ Ann B. Graf
                                     Ann B. Graf



          Taken, sworn to and subscribed before me this 9th day of October, 1996.

                                 /s/ Jana Lee Brown
                                   Notary Public
                           My Commission expires 3-15-2000



                                                     Exhibit 1(f)



                    COMMONWEALTH OF VIRGINIA

                  STATE CORPORATION COMMISSION


APPLICATION OF

APPALACHIAN POWER COMPANY,                   CASE NO. PUA _______
               Applicant

For Authority to Enter Into an
Affiliate Transaction Under
Title 56, Chapter 4 of the
Code of Virginia



     APPALACHIAN POWER COMPANY ("Appalachian," "APCo" or
"Company"), a corporation duly organized and existing under the laws of the Commonwealth of Virginia, represents as follows:

     1. Applicant. Appalachian is a Virginia public service corporation having a post office address of P.O. Box 2021, Roanoke, Virginia 20422. Appalachian is subject to regulation as to rates and service by this Commission. All of Appalachian's common stock is owned by American Electric Power Company, Inc. ("American" or "AEP"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "1935 Act").

     2. Background. By Order dated August 26, 1983 (Case No. PUA 830046), this Commission authorized Appalachian to enter into a Service Agreement (the "AEPES Service Agreement") with AEP Energy Services, Inc. ("AEPES") (a copy of which is attached as Exhibit
A), pursuant to which Appalachian provides personnel and resources, if available, to AEPES. AEPES is a corporation organized and doing business under the laws of the State of Ohio, and, like Appalachian, is a wholly- owned subsidiary of American. Accordingly, AEPES and Appalachian are "affiliated interests" under
Section 56-76 of the Code of Virginia. AEPES is a general business corporation. It has no authority to engage in the business of providing electric service to the public in Virginia.

          AEPES was organized by American in 1982 in accordance with the authorization of the Securities and Exchange Commission ("SEC") under the 1935 Act to sell management, technical, operating and training expertise in the open, competitive market to non-affiliated persons. In April 1995, the SEC authorized AEPES also to provide project development, construction, fuel management, energy management and demand-side management services.

          In its business, AEPES has used, and will continue to use, personnel and other existing resources, when available, of other AEP System companies, including personnel and resources of Appalachian pursuant to the AEPES Service Agreement as authorized by the SEC and this Commission.

          The SEC has authorized American to form certain direct or indirect subsidiaries to engage in the business of marketing energy commodities in the open market, including electricity, natural gas, oil and coal, and in additional energy-related services ("New Energy Services Subsidiaries").

          Once the New Energy Services Subsidiaries are established, American expects that the New Energy Subsidiaries will, in much the same manner as AEPES, use personnel and other existing resources, to the extent available, of other AEP-affiliated companies, including Appalachian, pursuant to service agreements with terms and conditions similar to those of the AEPES Service Agreement.

     3. New Service Agreements. Accordingly, Appalachian now seeks authorization to enter into service agreements (the "New Service Agreements") with the New Energy Services Subsidiaries on terms which are substantially the same as the AEPES Service Agreement. A copy of the form of proposed New Service Agreement is attached as Exhibit B hereto.

          Under the proposed New Service Agreements, Appalachian would be under no obligation to make personnel or other resources available to any New Energy Services Subsidiary. The determination whether such personnel or other resources are available to complete a work order would be entirely within the discretion of Appalachian. Appalachian would not be exposed to any risk of financial loss in the event the New Energy Services Subsidiary is unable to perform contracts with non-affiliate clients on a profitable basis. Appalachian will not extend credit to any New Energy Services Subsidiary.

          Each employee of Appalachian who is requested pursuant to a New Service Agreement to perform services for a New Energy Services Subsidiary will use the work order number assigned to each specific project by the New Energy Services Subsidiary. The work order system will enable Appalachian to identify all direct costs incurred in connection with rendering services to the New Energy Services Subsidiaries, including the total number of hours of each employee spent during a billing period in the performance of services for any New Energy Services Subsidiary. Appalachian will bill the New Energy Services Subsidiary on a monthly basis for all direct costs, including an allocable portion of all payroll overheads (i.e., insurance, vacation, sick leave, and pension costs, among other costs), and a portion of all of Appalachian's indirect overhead costs. The income received by Appalachian by the New Energy Services Subsidiaries in connection with the performance of service under the New Service Agreements will be credited to Appalachian's costs-of-service revenue requirements.

     The performance by Appalachian of its obligations under the New Service Agreements will not adversely affect the service of Appalachian to the public in Virginia. In addition, Appalachian believes that the service of no other Virginia utilities subject to the Commission's jurisdiction will be affected.

     4. Transaction Summary. In accordance with the "Guidelines for Filing Applications Under Title 56, Chapter 4 (Public Utilities Affiliates Law) and Chapter 5 (Utility Transfers Act) of the Code of Virginia," issued by the Commission's Division of Public Utility Accounting on October 21, 1994 (the "Guidelines"), a Transaction Summary - Chapter 4 is attached as Exhibit C.

     5. Other Regulatory Approvals. In addition to the approval of this Commission under Title 56, Chapter 4 of the Code, the proposed service agreements must also be approved by the SEC and the West Virginia Public Service Commission ("PSC"). The Service Corporation's application to the SEC for approval of the form of agreement (the "SEC Application") was filed on January 22, 1996, amended on February 13, 1996, February 21, 1996 and May 16, 1996, and an order issued on September 13, 1996 approving the transaction. The application on Form U-1 and amendments, the order and Post-Effective Amendment No. 1 to the U-1 are attached hereto as Exhibit D. Appalachian's application to the PSC for approval of the proposed agreements will be filed in the near future.

     ACCORDINGLY, the Company requests the Commission to approve the proposed form of New Service Agreement, to authorize Appalachian to enter into the New Service Agreements with New Energy Services Subsidiaries as the same are formed from time to time, and to grant all other approvals as may be necessary under Title 56, Chapter 4 of the Code and all other applicable law.

                                   APPALACHIAN POWER COMPANY


                                   By:    /s/ A. A. Pena
                                             Treasurer


H. Allen Glover, Jr., Esq.
George J. A. Clemo, Esq.
Michael J. Quinan, Esq.
WOODS, ROGERS & HAZLEGROVE, P.L.C.
Dominion Tower, Suite 1400
10 South Jefferson Street
P. O. Box 14125
Roanoke, VA  24038-4125
(540) 983-7600

Ann B. Graf, Esq.
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza, 29th Floor
Columbus, OH  43215
(614) 223-1000
     Counsel for Appalachian Power Company




STATE OF OHIO       )
                    )  To-wit:
COUNTY OF FRANKLIN  )


     Before me, a Notary Public in and for the aforesaid juris-diction, personally appeared Armando A. Pena, who, being by me first duly sworn, did depose and say that he is Treasurer of Appalachian Power Company, that he has read the foregoing Application and knows the contents thereof and that the facts therein stated are true to the best of his knowledge and belief. Subscribed and sworn to before me this 26th day of September, 1996.


                                 /s/ Mary M. Soltesz
                                    Notary Public
                            My Commission expires 7-12-99